UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, Fourth Floor
(No and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kerri Wasserman **(212) 812-8900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kerri Wasserman__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Portfolio Advisors Alliance, LLC__ , as

of __December 31__ , __2018__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



KHATUNA IURCHENKO
Notary Public - State of New York
NO. 01IU6372446
Qualified in Kings County
My Commission Expires Mar 19, 2022

_____ 02/06/19
Notary Public

_____ 2/6/2019
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).__*

PORTFOLIO ADVISORS ALLIANCE, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Portfolio Advisors Alliance, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portfolio Advisors Alliance, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	27,378
Receivable from Clearing Broker		43,415
Deposit with Clearing Broker		50,000
Prepaid Expenses		19,278
Property and Equipment, Net of Accumulated Depreciation of $24,724		182
Loan Receivable from Officer		5,000
Other Assets		2,850
TOTAL ASSETS	$	148,103

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	62,485
Accrued Commissions		34,616
Total Liabilities		97,101
Member's Equity		51,002
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	148,103

See Accompanying Notes to Financial Statements.

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Commission Income	$	676,763
Private Placements		515,198
Mutual Fund Fees		17,086
Interest Income		24,971
Total Revenues		1,234,018
Expenses		
Commissions, Compensation and Benefits		1,004,071
Clearing Costs		63,866
Regulatory Fees		41,244
Settlement Expenses		37,000
Occupancy and Equipment		24,976
Technology and Communications		4,997
Other Operating Expenses		105,909
Total Expenses		1,282,063
Net Loss	$	(48,045)

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net Loss	$	(48,045)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation		1,783
Decrease in Prepaid Expenses and Other Assets		13,246
Decrease in Receivable From Clearing Broker		2,168
Decrease in Accounts Payable and Accrued Expenses		(5,757)
Increase in Accrued Commissions		3,125
Net Cash Used in Operating Activites		(33,480)
Decrease in Cash		(33,480)
Cash - January 1, 2018		60,858
Cash - December 31, 2018	$	27,378

See Acccompanying Notes to Financial Statements.

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance - December 31, 2017	$	99,047
Net Loss		(48,045)
Balance - December 31, 2018	$	51,002

See Accompanying Notes to Financial Statements.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company began in 2000 as a registered broker dealer organized under the laws of the state of California and converted to the laws of the state of Delaware on September 24, 2015. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities and private placements for customers located throughout the United States. The Company operates from offices located in New York, New York.

Cash: The Company maintains its cash in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a limited liability company for income tax reporting purposes. Therefore, the members will report the entire taxable income on their individual income tax returns and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Receivable from Clearing Broker: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. The receivable at December 31, 2018 is considered wholly collectible and no allowance for doubtful accounts is provided.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer's securities transactions are reported on a trade date basis. Private placement revenues from capital raising services are recognized when earned, which generally occurs when a transaction is funded.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supercedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued):
The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncements: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is. subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $23,692 which was $17,219 above its required net capital of $6,473 and its ratio of aggregate indebtedness to net capital was 4.1 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – DEPOSIT WITH CLEARING BROKER

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE E - CONTINGENCIES

At December 31, 2018, the Company has two unresolved customer arbitration matters and has received a Wells notice from the U.S. Securities and Exchange Commission related to fraud surrounding a private placement sold by the Company. The Company has accrued approximately $32,000 at December 31, 2018 for the estimated cost to settle these matters.

NOTE F - LEASE

The Company rents office space pursuant to a twelve-month lease that ends January 31, 2019 and is subject to automatic renewal unless terminated. Rent expense for 2018 was $23,193.

NOTE G – RELATED PARTY TRANSACTIONS

All of the Company's private placement revenues earned during 2018 were from sales of units in a related entity.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2018

Net Capital		
Total Member's Equity Qualified for Net Capital	$	51,002
Deducations and/or Charges		
Non-Allowable Assets:		
Prepaid Expenses		19,278
Property and Equipment, net		182
Loan Receivable		5,000
Other Assets		2,850
Total Deductions and/or Charges		27,310
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		23,692
Less: Haircuts on Investment Securities		-
Net Capital	$	23,692
Aggregate Indebtedness	$	97,101
Percentage of Aggregate Indebtedness to Net Capital		410%
Minimum Net Capital Required	$	6,473
Excess Net Capital	$	17,219

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in form X-17A-5 and net capital as computed above

PORTFOLIO ADVISORS ALLIANCE, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934,
pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934,
pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Portfolio Advisors Alliance, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Portfolio Advisors Alliance, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Portfolio Advisors Alliance, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Portfolio Advisors Alliance, Inc. stated that Portfolio Advisors Alliance, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Portfolio Advisors Alliance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Portfolio Advisors Alliance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

PORTFOLIO
ADVISORS
ALLIANCE,
LLC

Portfolio Advisors Alliance, LLC
535 Fifth Avenue, 4th Floor
New York, New York 10017
Tel: 212-812-8900
Fax: 212-867-1993

PORTFOLIO ADVISORS ALLIANCE
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 25, 2019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Portfolio Advisors Alliance is a broker/dealer registered with the SEC and FINRA.

- Portfolio Advisors Alliance claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2018.

- Portfolio Advisors Alliance is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  ▶ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Portfolio Advisors Alliance has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Portfolio Advisors Alliance has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2018.

The above statement is true and correct to the best of my and the Firm's knowledge.



Kerri Wasserman